                                                                    Exhibit 99.1

                         OXY VINYLS, LP AND SUBSIDIARIES

                        Consolidated Financial Statements

                           December 31, 2005 and 2004

                   (With Independent Auditors' Report Thereon)

             Report of Independent Registered Public Accounting Firm

To the Partners
Oxy Vinyls, LP:

We have audited the accompanying consolidated balance sheets of Oxy Vinyls, LP and subsidiaries (the Partnership) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in partners' capital, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oxy Vinyls, LP and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As explained in Note 3 to the financial statements, effective January 1, 2003, the Partnership changed its method of accounting for asset retirement obligations. In addition, as explained in Note 2 to the financial statements, effective April 1, 2003, the Partnership changed its method of accounting for the consolidation of variable interest entities. Furthermore, as explained in
Note 3 to the financial statements, effective July 1, 2005, the Partnership changed its method of accounting for share-based payments.

KPMG LLP

Dallas, Texas

February 28, 2006

                         OXY VINYLS, LP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2005 and 2004

                             (Amounts in thousands)

                                                                                2005         2004
                                                                             ----------   ----------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                 $      963   $       25
   Trade receivables, net of reserves of $1,944 in 2005                         248,979       77,660
   Other receivables                                                             11,747        4,119
   Receivable from OXY Receivables Corporation, net                                  --      172,147
   Receivable from PolyOne Corporation, net                                      27,952           --
   Inventories                                                                  166,721      133,940
   Prepaid expenses                                                              10,905        3,567
                                                                             ----------   ----------
      Total current assets                                                      467,267      391,458
PROPERTY, PLANT AND EQUIPMENT, net                                            1,223,301    1,353,923
OTHER ASSETS, net                                                                11,542       14,378
                                                                             ----------   ----------
                                                                             $1,702,110   $1,759,759
                                                                             ==========   ==========
LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES:
   Current maturities of long-term debt                                      $    8,250   $       --
   Current maturities of note payable to Occidental Chemical Corporation          9,964           --
   Current maturities of loans payable to Occidental Petroleum Corporation       13,700           --
   Accounts payable                                                             108,345      121,008
   Accrued liabilities                                                           69,978       53,225
   Accrued property taxes                                                        17,525       17,015
   Foreign income taxes payable                                                     431          152
   Payable to Occidental Chemical Corporation, net                               47,767       51,877
   Payable to PolyOne Corporation, net                                               --        1,043
                                                                             ----------   ----------
      Total current liabilities                                                 275,960      244,320
LONG-TERM DEBT, net of current maturities                                       156,383      164,597
NOTE PAYABLE TO OCCIDENTAL CHEMICAL CORPORATION                                      --        9,964
LOANS PAYABLE TO OCCIDENTAL PETROLEUM
   CORPORATION, net                                                             120,342      250,676
POSTRETIREMENT BENEFIT OBLIGATIONS                                               29,469       24,529
ASSET RETIREMENT OBLIGATIONS                                                     14,453       13,316
DEFERRED CREDITS AND OTHER LIABILITIES                                            7,747        8,275
COMMITMENTS AND CONTINGENCIES (NOTE 10)
MINORITY INTEREST IN OXYMAR                                                      47,662       11,339
PARTNERS' CAPITAL                                                             1,050,094    1,032,743
                                                                             ----------   ----------
                                                                             $1,702,110   $1,759,759
                                                                             ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

             For the Years Ended December 31, 2005 and 2004 and 2003

                             (Amounts in thousands)

                                                      2005         2004         2003
                                                   ----------   ----------   ----------
REVENUES:
   Net sales                                       $2,501,986   $2,272,508   $1,760,373
   Equity in losses of unconsolidated subsidiary           --           --       (3,146)
                                                   ----------   ----------   ----------
                                                    2,501,986    2,272,508    1,757,227
COSTS AND OTHER DEDUCTIONS:
   Cost of sales                                    2,171,907    1,974,155    1,586,725
   Selling, general and administrative and other
      operating expenses, net                          29,559       31,289       52,844
   Restructuring and asset writedowns                 104,686           --           --
   Interest expense, net                               26,741       30,273       19,468
                                                   ----------   ----------   ----------
INCOME BEFORE MINORITY INTEREST, INCOME TAXES
   AND ACCOUNTING CHANGE                              169,093      236,791       98,190
   Minority interest                                   36,321       38,191          201
                                                   ----------   ----------   ----------
INCOME BEFORE TAXES AND ACCOUNTING CHANGE             132,772      198,600       97,989
   Provision (benefit) for income taxes                 2,921       (1,158)       2,196
                                                   ----------   ----------   ----------
INCOME BEFORE ACCOUNTING CHANGE                       129,851      199,758       95,793
   Cumulative effect of accounting change, net             --           --       (3,441)
                                                   ----------   ----------   ----------
NET INCOME                                         $  129,851   $  199,758   $   92,352
                                                   ==========   ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

             For the Years Ended December 31, 2005 and 2004 and 2003

                             (Amounts in thousands)

                                Occidental   Occidental     1999 PVC           Total
                               PVC LP Inc.     PVC LLC    Partner Inc.   Partners' Capital
                               -----------   ----------   ------------   -----------------
Balance at December 31, 2002    $ 756,687     $10,089       $242,140        $1,008,916
Net income                         69,264         924         22,164            92,352
Distributions to partners         (60,000)       (800)       (19,200)          (80,000)
                                ---------     -------       --------        ----------
Balance at December 31, 2003      765,951      10,213        245,104         1,021,268
Net income                        149,818       1,998         47,942           199,758
Distributions to partners        (141,212)     (1,879)       (45,192)         (188,283)
                                ---------     -------       --------        ----------
Balance at December 31, 2004      774,557      10,332        247,854         1,032,743
Net income                         97,388       1,298         31,165           129,851
Distributions to partners         (84,375)     (1,125)       (27,000)         (112,500)
                                ---------     -------       --------        ----------
Balance at December 31, 2005    $ 787,570     $10,505       $252,019        $1,050,094
                                =========     =======       ========        ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended December 31, 2005 and 2004 and 2003

                             (Amounts in thousands)

                                                                                  2005        2004        2003
                                                                               ---------   ---------   ---------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net income                                                                  $ 129,851   $ 199,758   $  92,352
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                                              122,587     123,044      99,371
      Equity in losses of unconsolidated subsidiary                                   --          --       3,146
      Decrease in deferred foreign income taxes                                       --      (3,099)       (339)
      Minority interest                                                           36,321      38,192         201
      Other noncash charges to income                                              5,820       3,170       5,516
      Loss on disposition of assets, net                                           9,414      11,442       8,314
      Restructuring and asset writedowns                                         104,686          --          --
      Cumulative effect of accounting change, net                                     --          --       3,441
   Changes in operating assets and liabilities:
      Increase in trade and other receivables                                   (178,947)    (37,601)     (1,580)
      (Increase) decrease in inventories                                         (33,933)    (13,862)      5,908
      Decrease (increase) in receivables from OXY Receivables Corporation        172,147     (13,175)    (29,815)
      Increase (decrease) in foreign income taxes payable                            279        (406)       (167)
      Increase in prepaid expenses                                                (7,338)       (258)       (581)
      (Decrease) increase in accounts payable, accrued liabilities
         and property taxes                                                          (94)     37,871      23,777
      Increase in receivable from Occidental Chemical Corporation, net                --          --     (38,360)
      (Decrease) increase in payable to Occidental Chemical Corporation, net      (4,110)     13,349      38,528
      (Decrease) increase in payable to PolyOne Corporation, net                 (28,995)         91         622
   Other operating, net                                                           (9,830)     (5,504)      1,629
                                                                               ---------   ---------   ---------
      Net cash provided by operating activities                                  317,858     353,012     211,963
CASH FLOW FROM INVESTING ACTIVITIES:
   Capital expenditures                                                          (87,786)    (90,767)    (75,858)
   Buy out of leased LaPorte facility and related railcars                            --          --    (179,600)
                                                                               ---------   ---------   ---------
      Net cash used by investing activities                                      (87,786)    (90,767)   (255,458)
CASH FLOW FROM FINANCING ACTIVITIES:
   Payments of long term-debt                                                         --          --    (105,000)
   Distributions to partners                                                    (112,500)   (188,283)    (80,000)
   (Decrease) increase in loan payable to
      Occidental Petroleum Corporation                                          (116,634)    (74,056)    224,111
                                                                               ---------   ---------   ---------
      Net cash (used) provided by financing activities                          (229,134)   (262,339)     39,111
                                                                               ---------   ---------   ---------
      Increase (decrease) in cash and cash equivalents                               938         (94)     (4,384)
Cash and cash equivalents, beginning of year                                          25         119       4,503
                                                                               ---------   ---------   ---------
Cash and cash equivalents, end of year                                         $     963   $      25   $     119
                                                                               =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

     Formation and operations -

          Oxy Vinyls, LP ("OxyVinyls" or the "Partnership"), a Delaware limited partnership, was formed on April 6, 1999, pursuant to a Limited Partnership Agreement among Occidental PVC LP, Inc. (the "Oxy Limited Partner") and Occidental PVC, LLC (the "Oxy General Partner"), wholly-owned subsidiaries of Occidental Chemical Corporation ("OCC") and 1999 PVC Partner Inc., (the "PolyOne Limited Partner"), a subsidiary of PolyOne Corporation ("PolyOne"). The contributions and related transactions described in this Note were effective, and the Partnership commenced operations, as of April 30, 1999, at which time the Limited Partnership Agreement was amended pursuant to a First Amended and Restated Limited Partnership Agreement dated as of April 30, 1999 (collectively with the Limited Partnership Agreement, the "Partnership Agreement"). Through the Oxy General Partner and the Oxy Limited Partner, OCC indirectly owns a 76 percent interest in the Partnership. OCC is an indirect, wholly-owned subsidiary of Occidental Petroleum Corporation ("OPC"). Through the PolyOne Limited Partner, PolyOne indirectly owns a 24 percent interest in the Partnership.

          The Partnership owns and operates polyvinyl chloride ("PVC"), vinyl chloride monomer ("VCM") and chlor-alkali manufacturing facilities in the United States and Canada that were contributed on behalf of the Oxy General Partner and the Oxy Limited Partner by OCC, and on behalf of the PolyOne Limited Partner, by PolyOne. A 50 percent equity interest in OXYMAR ("OxyMar"), which was a Texas general partnership between Oxy VCM Corporation ("Oxy VCM"), an indirect wholly-owned subsidiary of OPC, and U.S. VCM Corporation ("U.S. VCM"), a wholly-owned subsidiary of Marubeni Corporation ("Marubeni"), a Japanese corporation, was contributed to the Partnership at formation through the merger of Oxy VCM into the Oxy General Partner and the subsequent transfer by the Oxy General Partner of its equity interest in OxyMar to the Partnership. Effective April 1, 2003, OxyVinyls consolidated OxyMar under the provisions of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). (See Principles of consolidation and minority interest section below and Notes 2 and 3.) As of April 30, 2004, Marubeni exercised its option to put its interest in OxyMar to OCC. (See Note 2.)

          Under terms of the Partnership Agreement, net income is allocated pro-rata among the partners based on their percentage ownership of the Partnership. Distributions to the partners and any additional cash contributions required by the Partnership are also based on the partners' percentage ownership of the Partnership.

     Principles of consolidation and minority interest -

          The consolidated financial statements include the accounts of OxyVinyls, OxyMar (as discussed below), LaPorte Chemicals Corporation ("LaPorte"), OxyVinyls Export Sales LLC and OxyVinyls Canada Inc. ("OxyVinyls Canada"), whose functional currency is the U.S. dollar. All intercompany accounts and transactions have been eliminated.

          Before April 30, 2004, OxyMar was 21.4 percent owned by U.S. VCM, 50 percent owned by OxyVinyls, and 28.6 percent owned and operated by OCC. On April 30, 2004 when Marubeni exercised its option to put its remaining interest in OxyMar to OCC, OxyMar became 50 percent owned by OxyVinyls and 50 percent owned and operated by OCC. The consolidated financial statements include 100 percent of the accounts of OxyMar effective April 1, 2003. U.S. VCM's 21.4 percent and OCC's 28.6 percent interest in OxyMar and OxyMar's results of operations from April 1, 2003 through April 30, 2004 have been reflected as minority interest. Subsequent to April 30, 2004, OCC's 50 percent interest in OxyMar and OxyMar's results of operations have been reflected as minority interest. (See Note 2.)

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Risks and uncertainties -

          The process of preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of OxyVinyls' financial position and results of operations.

          The carrying value of OxyVinyls' property, plant and equipment ("PP&E") is based on the cost incurred to acquire the PP&E, net of accumulated depreciation and any impairment charges. OxyVinyls performs impairment tests on its assets whenever events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows that would indicate that the carrying amount may not be recoverable, or when management's plans change with respect to those assets. Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), OxyVinyls must compare the undiscounted future cash flows of an asset to its carrying value. (See Note 6.)

          Since OxyVinyls' major products are commodities, significant changes in the prices of chemical products could have a significant impact on OxyVinyls' results of operations for any particular period. OxyVinyls also depends on feedstocks and energy to produce chemicals, both of which are commodities subject to significant price fluctuations. OxyVinyls had two major customers during the periods presented, which accounted for 28.0 percent, 23.8 percent and
19.1 percent of total sales for the years ended December 31, 2005, 2004 and 2003, respectively. OxyVinyls' receivable from these two customers was approximately $77 million and $46 million at December 31, 2005 and 2004, respectively.

          Substantially all key raw materials are supplied by related parties. (See Note 14.)

     Revenue recognition -

          Revenue from product sales is recognized after the product is shipped and title has passed to the customer. Prices are fixed at the time of shipment. Customer incentive programs provide for payments or credits to be made to customers based on the volume of product purchased over a defined period. Total customer incentive payments over a given period are estimated and recorded as a reduction to revenue ratably over the contract period. Such estimates are evaluated and revised as warranted.

     Income taxes -

          The Partnership is generally not subject to income taxes except for Canadian income taxes related to its consolidated subsidiary, OxyVinyls Canada, as well as certain U.S. state and federal income taxes associated with OxyVinyls' wholly-owned subsidiary, LaPorte.

          The Partnership follows SFAS No. 109, "Accounting for Income Taxes", pursuant to which the liability method is used in accounting for taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and regulations that will be in effect when the differences are expected to reverse.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Foreign currency transactions -

          The functional currency applicable to OxyVinyls' Canadian operations is the U.S. dollar since cash transactions are principally denominated in U.S. dollars. The effect of exchange rate changes on transactions denominated in nonfunctional currencies generated a loss of $.3 million for the year ended December 31, 2005, a loss of $.7 million for the year ended December 31, 2004 and a loss of $.4 million for the year ended December 31, 2003. These amounts are included in the expense category of the item that gave rise to the related transaction gain or loss.

     Cash and cash equivalents -

          Cash equivalents consisted of highly liquid certificates of deposits with initial maturities of three months or less. (See Note 8.)

          Interest income on deposits with unrelated parties was $.1 million in the year ended December 31, 2005 and $.3 million in the year ended December 31, 2004.

          Cash overdrafts are reclassified to accounts payable and amounted to $7.1 million and $8.8 million as of December 31, 2005 and 2004, respectively.

     Other assets, net -

          Other assets, net also includes certain tangible assets and deferred charges that are amortized over the estimated periods to be benefited (three to ten years).

     Major maintenance expenditures -

          OxyVinyls uses the accrue-in-advance method to account for major maintenance turnaround expenditures. Under this method, an estimate is made of the costs expected to be incurred in connection with the next planned major maintenance shutdown. That estimate is then accrued on a straight-line basis over the period of time until the next planned major maintenance shutdown occurs. The liability for major maintenance turnaround expenditures included in accrued liabilities was $19.9 million and $21.3 million as of December 31, 2005 and 2004, respectively.

     Asset retirement obligations -

          In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), OxyVinyls recognizes the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred or becomes reasonably estimable and if there is a legal obligation to dismantle the asset and reclaim or remediate the property at the end of its useful life. The liability amounts are based on future retirement cost estimates and incorporate many assumptions such as time to abandonment, future inflation rates and the adjusted risk free rate of interest. When the liability is initially recorded, OxyVinyls capitalizes the cost by increasing the related property, plant and equipment balances. Over time the liability is increased and expense is recognized for the change in its present value, and the initial capitalized cost is depreciated over the useful life of the asset. No market risk premium has been included in OxyVinyls' liability since no reliable estimate can be made at this time. (See Note 3.)

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     Asset retirement obligations - (continued)

          The following table summarizes the activity of the asset retirement obligation for the years ended December 31, (in thousands):

                                      2005      2004
                                    -------   -------
Beginning balance                   $13,316   $ 8,517
Accretion expense                       926       871
Revisions to estimated cash flows       211     3,928
                                    -------   -------
Ending Balance                      $14,453   $13,316
                                    =======   =======

     Exchanges -

          Finished product exchange transactions, which involve homogeneous commodities held for sale in the ordinary course in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with established inventory valuation policy.

     Research and development costs -

          Research and development costs, which are charged to selling, general and administrative and other operating expenses as incurred, were $3.0 million, $3.4 million and $3.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     Supplemental cash flow information -

          Cash payments for income taxes totaled $2.8 million, $2.2 million and $2.8 million during the years ended December 31, 2005, 2004 and 2003, respectively. Net interest paid totaled $12.8 million, $13.1 million and $6.9 million during the years ended December 31, 2005, 2004 and 2003, respectively.

          During the year ended December 31, 2004, OxyVinyls sold trade receivables to an affiliate, OXY Receivables Corporation ("ORC"). (See Note 4.)

     Fair value of financial instruments -

          OxyVinyls values financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments. OxyVinyls estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to OxyVinyls for debt of similar rating and similar remaining maturities. The estimated fair value of OxyVinyls' note payable to OCC was approximately $10.0 million and $10.2 million at December 31, 2005 and 2004, respectively, compared with a carrying value of $10.0 million at each of December 31, 2005 and 2004. (See Note 7.) The estimated fair value of OxyMar's bonds referenced in Note 7 was $193.2 million and $200.4 million at December 31, 2005 and 2004, respectively, compared with a carrying value of $164.6 million at each of December 31, 2005 and 2004. The carrying value of all other financial instruments approximates fair value.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(2)  OXYMAR -

          OxyMar is a partnership that is 50 percent owned by OxyVinyls and 50 percent owned by Oxy VCM, LP, an indirectly wholly-owned subsidiary of OCC. OxyMar owns a VCM manufacturing facility at Ingleside, Texas, which is operated on OxyMar's behalf by OCC pursuant to an operating agreement. OxyMar is not subject to federal or state income taxes because its income is directly reportable by the individual partners. OxyVinyls accounted for its investment in OxyMar using the equity method of accounting until April 1, 2003 when OxyMar was consolidated under FIN No. 46. (See Consolidation of OxyMar below.)

     Equity investment -

          In 2000, U.S. VCM transferred 28.6 percent of its ownership of OxyMar to Oxy VCM, LP. In connection with this transfer, OxyVinyls, Oxy VCM, LP and U.S. VCM entered into the Second Amended and Restated Partnership Agreement ("OxyMar Partnership Agreement") which pertains to the ownership and operation of OxyMar. Pursuant to the OxyMar Partnership Agreement, U.S. VCM and OxyVinyls retained 50/50 management control of OxyMar.

          On April 30, 2004, Marubeni exercised its option to transfer its remaining 21.4 percent interest in OxyMar by paying $19.5 million to OCC. In connection with the transfer, OPC accepted the assignment of Marubeni's guarantee of OxyMar's debt. Because all the OxyMar debt was already consolidated in OxyVinyls' financial statements with the adoption of the FIN No. 46, the exercise of the option did not have a material effect on OxyVinyls' financial position or results of operations.

          The percentage ownership interest held by each partner of OxyMar is:

From November 29, 2000 through April 30, 2004   Subsequent to April 30, 2004
---------------------------------------------   ----------------------------
          OxyVinyls     50.0 percent              OxyVinyls     50.0 percent
          Oxy VCM, LP   28.6 percent              Oxy VCM, LP   50.0 percent
          U.S. VCM      21.4 percent              U.S. VCM           --

          Under the terms of the Third Amended and Restated Partnership Agreement effective April 30, 2004, net income is allocated among the partners pro-rata based on their percentage interest in the results of OxyMar. Distributions to the partners are also based on the partners' percentage interest in OxyMar.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004

(2)  OXYMAR - (continued)

     Equity investment - (continued)

          At March 31, 2003, the historical underlying equity in net assets of OxyMar exceeded the Partnership's investment in OxyMar by $6.3 million. The deficiency was being amortized on a straight-line basis into income over 25 years. Amortization was $.1 million for the period ended March 31, 2003 and is included in equity in (losses)/earnings of unconsolidated subsidiary on the consolidated statements of operations. Upon the consolidation of OxyMar on April 1, 2003, this deficiency was treated as an adjustment to property, plant and equipment. The following table presents summarized financial information of OxyMar for the three months ended March 31, 2003 and as of March 31, 2003, (in thousands):

Net sales                   $138,684
Costs and expenses           146,031
                            --------
Net loss                    $ (7,347)
                            ========
Current assets              $ 71,635
Noncurrent assets           $315,774
Current liabilities         $ 53,046
Noncurrent liabilities      $388,468
Partners' capital deficit   $(54,105)

     Consolidation of OxyMar -

          In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), which requires a company to consolidate a variable interest entity ("VIE") if it is designated as the primary beneficiary of that entity even if the company does not have a majority of the VIE's voting interests. A VIE is generally defined as an entity whose equity is unable to finance its activities or whose owners lack the risks and rewards of ownership. The statement also imposes disclosure requirements for all the VIEs of a company, even if the company is not the primary beneficiary. The provisions of this statement apply at inception for any entity created after January 31, 2003. OxyVinyls adopted the provisions of FIN No. 46 for its existing entities on April 1, 2003, which resulted in the consolidation of its OxyMar investment. As a result of the OxyMar consolidation, assets increased by approximately $373 million, liabilities increased by approximately $399 million and minority interest of a negative $27 million was recorded. There was no material effect on net income as a result of the consolidation.

          See Note 14 regarding OxyVinyls' purchase commitment from OxyMar. Unrealized profits on inventory purchased from OxyMar prior to the consolidation of OxyMar were deferred by OxyVinyls based on its ownership percentage and were recognized upon the ultimate sale to an unaffiliated customer. All intercompany accounts and transactions between OxyVinyls and OxyMar have been eliminated.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004

(3)  ACCOUNTING CHANGES -

     Future accounting change -

          In September 2005, the Emerging Issues Task Force ("EITF") finalized the provisions of EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF No. 04-13"), which provides accounting guidance about whether buy/sell arrangements should be accounted for at historical cost and whether these arrangements should be reported on a gross or net basis. Buy/sell arrangements typically are contractual arrangements where the buy and sell agreements are entered into in contemplation of one another with the same counterparty. OxyVinyls reports all buy/sell arrangements on a net basis, at historical cost. This EITF is effective in the first interim period beginning after March 15, 2006, and OxyVinyls will prospectively adopt this statement in the second quarter of 2006. OxyVinyls is currently assessing the effect of EITF No. 04-13, but does not expect it to have a material effect on its financial statements.

     Recently adopted accounting changes -

          Certain OxyVinyls executives participate in OPC stock-based incentive plans that are described in Note 11. On July 1, 2005, OPC early adopted the fair value recognition provisions of SFAS No. 123R, "Share-Based Payments" ("SFAS No. 123R"), under the modified prospective transition method. Prior to July 1, 2005, OPC applied the Accounting Principles Board (APB) Opinion No. 25 intrinsic value accounting method for its stock incentive plans. Under the modified prospective transition method, the fair value recognition provisions apply only to new awards or awards modified after July 1, 2005. Additionally, the fair value of existing unvested awards at the date of adoption is recorded in compensation expense over the remaining requisite service period. OPC adopted this statement in the third quarter of 2005 and the adoption did not have a material impact on the consolidated financial statements of OxyVinyls. (See Note 11.)

          In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN No. 47"). FIN No. 47 specifies the accounting treatment for conditional asset retirement obligations under the provisions of SFAS No. 143. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. OxyVinyls has identified conditional asset retirement obligations at a certain number of its facilities that are mainly related to plant decommissioning. Under FIN No. 47, which OxyVinyls adopted on December 31, 2005, OxyVinyls is required to record the fair value of these conditional liabilities if they can be reasonably estimated. However, OxyVinyls believes that there is an indeterminate settlement date for these asset retirement obligations because the range of time over which OxyVinyls may settle these obligations is unknown or cannot be estimated. Therefore, OxyVinyls cannot reasonably estimate the fair value of these liabilities. OxyVinyls will recognize these conditional asset retirement obligations in the period in which sufficient information becomes available to reasonably estimate their fair values.

          In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of FASB Accounting Research Bulletin No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 clarifies the accounting treatment for various inventory costs and overhead allocations. SFAS No. 151 is effective for inventory costs incurred after July 1, 2005. OxyVinyls adopted this statement in the third quarter of 2005 and it did not have a material effect on the financial statements when adopted.

          In May 2004, the FASB issued FSP ("FASB Staff Positions") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"), which specifies the accounting and disclosure requirements for the prescription drug benefits that are available under this new plan. OxyVinyls adopted the disclosure provisions of this pronouncement in the second quarter of 2004. (See
Note 12.)

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(3)  ACCOUNTING CHANGES - (continued)

     Recently adopted accounting changes - (continued)

          In December 2003, the FASB revised FIN No. 46 to exempt certain entities from its requirements and to clarify certain issues arising during the initial implementation of FIN No. 46. OxyVinyls adopted the revised interpretation in the first quarter of 2004 and it did not have a material impact on the financial statements when adopted. (See Note 2.)

          Effective January 1, 2003, OxyVinyls adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. OxyVinyls makes capital renewal expenditures for its chemical plants on a continual basis while an asset is in operation. Thus, retirement obligations are provided for when a decision is made to dispose of a property or when operations have been curtailed on other than a temporary basis. Under SFAS No. 143, companies are required to recognize the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred if there is a legal obligation to dismantle the asset and reclaim or remediate the property at the end of the useful life. The initial adoption resulted in an after-tax charge of $3.4 million, which was recorded as a cumulative effect of a change in accounting principles. The adoption increased net property, plant and equipment by $3.6 million, increased asset retirement obligations by $7.2 million and decreased deferred foreign tax liabilities by $.4 million.

(4)  TRADE RECEIVABLES -

          During the first quarter of 2005 and the year ended December 31, 2004, OxyVinyls sold trade receivables originated by it to ORC under a revolving sale program in connection with the sale of an undivided ownership interest in such receivables by ORC. Receivables sold did not include OxyVinyls' export sales or any OxyMar receivables. OxyVinyls served as the collection agent with respect to the receivables sold. An interest in new receivables was sold monthly in noncash transactions representing the net difference between newly created receivables and collections made from customers. The net receivables balance sold was $172 million as of December 31, 2004. OxyVinyls discontinued the sale of its receivables to ORC on April 1, 2005.

(5)  INVENTORIES -

          Inventories are valued at the lower of cost or market. The last-in, first-out ("LIFO") method was used to determine the cost of $66 million and $75 million of OxyVinyls' U.S. inventories at December 31, 2005 and 2004, respectively. The remaining inventories in Canada and OxyMar are accounted for using the first-in, first-out ("FIFO") and weighted-average-cost methods. Inventories consisted of the following at December 31, (in thousands):

                                             2005       2004
                                           --------   --------
Raw materials                              $ 41,732   $ 32,744
Materials and supplies                       17,129     18,550
Finished goods                              182,322    113,861
                                           --------   --------
                                            241,183    165,155
LIFO and lower of cost or market reserve    (74,462)   (31,215)
                                           --------   --------
Total inventories                          $166,721   $133,940
                                           ========   ========

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(5)  INVENTORIES - (continued)

          In 2005 there was a liquidation of LIFO inventory quantities carried at different costs in prior years as compared with the cost of 2005 purchases, the effect of which decreased cost of sales by approximately $7.6 million. During 2004, inventory quantities carried at LIFO increased.

(6)  PROPERTY, PLANT AND EQUIPMENT -

          Property additions and major renewals and improvements are capitalized at cost. Capitalized interest costs incurred in connection with major capital expenditures are capitalized and depreciated over the lives of the related assets. OxyVinyls capitalized $4.2 million and $1.0 million of interest during the years ended December 31, 2005 and 2004, respectively.

          The estimated useful lives of OxyVinyls' assets, which range from three years to 50 years, are used to compute depreciation expense and are also used in impairment tests. The estimated useful lives used for the facilities are based on the assumption that OxyVinyls will provide an appropriate level of annual expenditures to ensure that productive capacity is maintained. Without these continued expenditures, the useful lives of these plants could significantly decrease. Other factors which could change the estimated useful lives of OxyVinyls' plants include sustained higher or lower product prices, which are particularly affected by both domestic and foreign competition, feedstock costs, energy prices, environmental regulations, competition and technological changes.

          OxyVinyls is required to perform impairment tests on its assets whenever events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows that would indicate that its carrying amount may not be recoverable, or when management's plans change with respect to those assets. Under the provisions of SFAS No. 144, OxyVinyls must compare the undiscounted future cash flows of an asset to its carrying value. The key factors which could significantly affect future cash flows are future product prices, which are particularly affected by both domestic and foreign competition, feedstock costs, energy costs, significantly increased regulation and remaining estimated useful life.

          Due to a temporary decrease in demand for some of its products, OxyVinyls temporarily idled a chlor-alkali plant in December 2001. During the third quarter of 2005, OxyVinyls reviewed all of its assets and decided to close its least competitive plants and upgrade certain remaining operations. As a result of this review, OxyVinyls recorded a $92.5 million charge for the write-off of the previously idled chlor-alkali facility. (See Note 15.)

          OxyMar receives steam from an adjacent cogeneration facility through an affiliate of OCC. OxyMar had maintained steam boilers as a backup source of steam in the event that the cogeneration facility was unable to provide steam for VCM facility. Management determined that it was no longer necessary to maintain the boilers in a stand-by condition as a backup source of steam due to the proven reliability of the cogeneration facility. The remaining net book value of the steam boilers, $3.0 million, was written off in the third quarter of 2005.

          On December 2, 2005, OxyVinyls formally announced that the OxyVinyls PVC plant in Scotford, Alberta would close at the end of January 2006. At December 31, 2005, the remaining net book value of the Scotford plant is $.3 million. As such, no impairment write-down is considered necessary in accordance with SFAS No. 144 since the plant's remaining net book value as of December 31, 2005 is recoverable.

          OxyVinyls' plants are depreciated using either the unit-of-production or straight-line method based upon the estimated useful life of the facilities.

                        OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004

(6)  PROPERTY, PLANT AND EQUIPMENT - (continued)

          Property, plant and equipment consisted of the following at December 31, (in thousands):

                                        2005         2004
                                     ----------   ----------
Land and land improvements           $   48,806   $   46,376
Buildings                                71,430       68,476
Machinery and equipment               2,032,851    2,077,196
Construction in progress                 70,164       55,988
                                     ----------   ----------
                                      2,223,251    2,248,036
Accumulated depreciation               (999,950)    (894,113)
                                     ----------   ----------
Property, plant and equipment, net   $1,223,301   $1,353,923
                                     ==========   ==========

(7)  LONG-TERM DEBT AND NOTE PAYABLE TO OCCIDENTAL CHEMICAL CORPORATION -

          A note payable to OCC of $10.0 million has an interest rate of 4.2 percent. The note is due November 1, 2006, and is reflected in current liabilities in the accompanying consolidated balance sheets as of December 31, 2005. Interest expense related to the note payable to OCC was $.4 million for the each of the years ended December 31, 2005, 2004 and 2003.

          OxyMar issued bonds with an aggregate principal amount of $165 million which bear interest at 7.5 percent per year and are due in 2016 (the "Bonds"). Proceeds, net of amortizable financing fees and original issue discount, totaled $163.3 million. Semi-annual interest payments are due on February 15 and August
15. OxyMar is obligated to make semi-annual principal repayments of a minimum of $8.3 million beginning August 15, 2006. OPC unconditionally guarantees OxyMar's obligation to pay interest and principal on the Bonds. OPC has purchased $108.7 million of the Bonds as of December 31, 2005. The current portion of the bond obligation, $8.3 million, is reflected in current liabilities and the remaining bond obligation of $156.8 million, net of unamortized bond discounts of $.4 million, is reflected in long-term debt. Interest expense related to the Bonds was $12.4 million for each of the years ended December 31, 2005, 2004 and 2003.

          Future minimum principal payments on the Bonds are as follows (in thousands):

2006........    $ 8,250
2007........     16,500
2008 .......     16,500
2009........     16,500
2010........     16,500
Thereafter..     90,750
               --------
               $165,000
               ========

          OxyMar had a $220 million revolving credit facility agreement with a consortium of banks. In June 2003, OxyMar repaid the outstanding balance of $105 million with the proceeds from the revolving loan agreement with OPC (the "OPC Revolver"). (See Note 8.) The revolving credit facility agreement was terminated on December 29, 2003.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(8)  CASH MANAGEMENT AND CREDIT AND DEPOSIT FACILITIES AGREEMENTS WITH OPC -

          OxyVinyls participates in OPC's centralized cash management system for its domestic operations through OPC's affiliate, Occidental Petroleum Investment Co., and maintains a concentration account to collect cash receipts and fund disbursements. OPC funds any negative cash balances and collects any excess cash balances on a daily basis in the concentration account under the terms of a Cash Management and Credit and Deposit Facilities Agreement between OPC and OxyVinyls (the "Agreement").

          Under the terms of the Agreement, OPC committed to loan OxyVinyls, on a revolving basis, up to $104 million. PolyOne guaranteed $42.3 million of the OxyVinyls' loans payable to OPC. PolyOne's guaranty was terminated on June 30, 2003 when OxyVinyls reached an agreed amount of cumulative earnings before income taxes, depreciation and amortization. A new Cash Management and Credit and Deposit Facilities Agreement (the "New Agreement"), replaced the original Agreement as of July 1, 2003. An amendment to the New Agreement extended the termination date to May 1, 2006. As of December 31, 2005, the balance of loans payable to OPC was $5.8 million, which, including interest, has been combined and recorded as loans payable to OPC, net in the accompanying consolidated balance sheets. As of December 31, 2004, the balance of loans receivable from OPC was $28.7 million, which, including interest, has been netted against other loan payable amounts and recorded as loans payable to OPC, net. OPC will not require repayment of the $5.8 million in aggregate principal amount due from OxyVinyls under the New Agreement prior to January 1, 2007.

          Through June 30, 2003, loans payable to OPC accrued interest at the one-month London Interbank Offered Rate ("LIBOR") plus a calculated variable margin. Loans receivable from OPC accrued interest at the one-month LIBOR. From July 1, 2003 through April 25, 2004, the margin was 350 basis points. The first amendment to the New Agreement increased the margin to 500 basis points. Net interest income was $(.8) million and $(1.2) million for the years ended December 31, 2005 and 2004, respectively. There was minimal net interest income for the year ended December 31, 2003. There were no fees payable to OPC under the Agreement for the years ended December 31, 2005 and 2004. Fees payable to OPC under the Agreement totaled $.3 million for the year ended December 31, 2003. These fees are included in other operating expenses.

          In June 2002, OPC provided an additional loan of $13.7 million under an amendment to the Agreement with repayment required upon the earliest of the Deer Park, Texas chlor-alkali plant restart, termination of the credit facility or December 31, 2006. This loan bears interest consistent with the terms of the New Agreement. At December 31, 2005, the outstanding loan balance of $13.7 million was reflected in current liabilities, while at December 31, 2004, the outstanding loan balance was included in the loans payable to OPC, net. Interest expense was $1.2 million, $.8 million and $.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

          In April 2003, OPC provided a loan of $179.6 million under the Term Loan Agreement (the "Term Loan") to fund the purchase of the leased LaPorte VCM plant. Under terms of the New Agreement, mandatory prepayment of outstanding debt is required when distributable cash is available, at an amount equal to 25 percent of distributable cash. OxyVinyls prepaid $46.9 million during 2004 and $37.5 million during 2005, which reduced the Term Loan balance to $95.2 million. At December 31, 2005, the outstanding loan balance of $95.2 million was included in loans payable to OPC, net. An amendment to the Term Loan extended the due date to May 1, 2006. OPC will not require repayment of the $95.2 million in aggregate principal amount due from OxyVinyls under the Term Loan prior to January 1, 2007. This loan accrues interest at the one-month LIBOR plus a calculated variable margin. From April 2003 through April 2004, the margin was 350 basis points. The amendment to the Term Loan increased the margin to 500 basis points. Interest expense was $10.2 million, $10.3 million and $5.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(8) CASH MANAGEMENT AND CREDIT AND DEPOSIT FACILITIES AGREEMENTS WITH OPC - (continued)

          The New Agreement and Term Loan may be terminated by either OxyVinyls or OPC, at which date any outstanding loans and any accrued interest and fees payable become due.

          Under the OPC Revolver with OxyMar, OPC will make loans each business day in an amount equal to the funds required to eliminate any negative balance in OxyMar's bank account plus any payments due to OPC. In addition, OxyMar shall transfer any excess funds at the end of each business day from its bank account to OPC. The credit facility limit was $225 million at December 31, 2005. The termination date of the OPC Revolver is May 1, 2006. OPC will not require the repayment of the $19.2 million in aggregate principal amount due from OxyMar under the OPC Revolver prior to January 1, 2007. The outstanding loan from OPC of $19.2 million at December 31, 2005 was included in loans payable to OPC, net. Interest is calculated at the Eurodollar rate plus the applicable credit facility margin, which was increased to 500 basis points in an amendment to the OPC Revolver. Interest expense on the OPC Revolver was $7.4 million and $8.6 million for the years ended December 31, 2005 and 2004, respectively. Interest expense was $2.5 million for the period from April 1, 2003 through December 31, 2003.

(9)  ENVIRONMENTAL LIABILITIES -

          OxyVinyls is engaged in voluntary discussions with federal, state and local environmental agencies with jurisdiction over four of its manufacturing facilities in an effort to reach an agreement to reduce VCM emissions and to resolve disputed administrative claims and allegations of past or ongoing environmental violations at those facilities, some of which claims allege penalties in excess of $.1 million. If any agreement to reduce the emissions and resolve the claims and allegations were reached, OxyVinyls believes it would require the payment of penalties, or the performance of supplemental environmental projects, exceeding a total cost of $.1 million. OxyVinyls does not expect the resolution of this matter to have a material effect on its financial condition or results of operations.

          Pursuant to the terms of the asset contribution agreements with OxyVinyls, each partner is responsible for the environmental remediation costs and associated claims arising out of, in connection with or relating to conditions that existed prior to the formation of OxyVinyls with respect to the assets contributed by that partner. This responsibility extends to, among other things, environmental remediation of conditions identified before forming OxyVinyls and conditions first identified within ten years after the formation date, except to the extent, if any, that OxyVinyls exacerbates or accelerates the condition as provided in the contribution agreements. OxyVinyls has not created environmental conditions that currently require ongoing remediation pursuant to applicable laws, and has not exacerbated or accelerated any such environmental conditions. Since May 1, 1999, OxyVinyls has manufactured, processed, handled, used, reused, recycled, treated, stored and/or disposed of materials at or from its facilities in the ordinary course of its business. The possibility that the actions of OxyVinyls may require future remediation at any particular site is currently considered remote. Since OxyVinyls itself has no environmental remediation responsibilities that are probable and can be reasonably estimated, no accrual by OxyVinyls for environmental remediation is warranted.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(10) COMMITMENTS AND CONTINGENCIES -

     Leases -

          At December 31, 2005, future net minimum rental commitments under noncancelable operating leases with terms in excess of one year are as follows (in thousands):

2006         $16,649
2007          14,025
2008          13,651
2009          11,228
2010           8,844
Thereafter    15,559
             -------
             $79,956
             =======

          OxyVinyls leased certain VCM manufacturing facilities in LaPorte, Texas, and railcars under the terms of various related agreements dated April 30, 1999 (collectively, the "LaPorte Lease"). In April 2003, OxyVinyls purchased the assets of the LaPorte Lease for their estimated fair value of approximately $180 million and purchased certain leased railcars for $20.3 million.

          OxyVinyls has commitments for guaranteed residual values on leased equipment that totaled approximately $6.7 million as of December 31, 2005.

          Rent expense was approximately $19.1 million, $19.2 million and $21.3 million for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in cost of sales in the consolidated statements of operations.

     Other -

          OxyVinyls has certain other contractual commitments to purchase electrical power, raw materials and other obligations, all in the ordinary course of business and at market prices.

          The Partnership also becomes involved in certain legal proceedings in the normal course of business. Management believes that the outcome of such matters will not significantly affect the Partnership's consolidated financial position or results of operations.

          Also see Notes 1 and 13 related to income taxes and Notes 7, 8 and 14 regarding related parties.

(11) STOCK-BASED INCENTIVE PLANS -

          Certain OxyVinyls executives and senior managers participate in several OPC plans that provide for stock-based awards in the form of options, restricted stock ("RSUs"), stock bonuses, stock appreciation rights ("SARs") and performance stock awards ("PSAs").

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(11) STOCK-BASED INCENTIVE PLANS - (continued)

          As discussed in Note 3, on July 1, 2005, OPC changed its method of accounting for stock-based compensation from the APB Opinion No. 25 intrinsic value accounting method to the fair value recognition provisions of SFAS No. 123R. Prior to July 1, 2005, OxyVinyls had already been expensing its SARs, RSUs and PSAs charges from OPC. On July 1, 2005, OxyVinyls began expensing its OPC options and recording compensation expense for all other OPC stock-based incentive awards using fair value amounts in accordance with SFAS No. 123R. OPC estimates the fair values of options and stock settled SARs using the Black-Scholes option valuation model and estimates the fair values of stock settled PSAs using a Monte Carlo simulation model. The adoption of SFAS No. 123R did not have a material impact on the consolidated financial statements of OxyVinyls.

          OxyVinyls was charged by OPC and recognized compensation expenses for stock-based incentive plans of $4.8 million, $.6 million and $.7 million during the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005, there was $5.3 million of unrecognized compensation expense related to all unvested stock-based incentive award grants. This expense is expected to be recognized over a weighted average period of 1.6 years.

          The difference between compensation expense recorded by OxyVinyls using the intrinsic value method and the fair value method using SFAS No. 123R for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003 was not significant.

(12) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS -

          OxyVinyls participates in various defined contribution retirement plans that provide for periodic contributions by OxyVinyls based on plan-specific criteria, such as base pay, age level and/or employee contributions. Certain salaried employees participate in a supplemental retirement plan that provides restoration of benefits lost due to governmental limitations on qualified retirement benefits. The accrued liabilities for the supplemental retirement plan were $1.0 million and $.8 million as of December 31, 2005 and 2004, respectively, and OxyVinyls expensed approximately $6.3 million in both 2005 and 2004 and $7.2 million in 2003 under the provisions of these defined contribution and supplemental retirement plans.

          OxyVinyls provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. The benefits generally are funded by OxyVinyls as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total benefit costs, including the postretirement costs, were approximately $9.0 million in 2005, $9.1 million in 2004, and $9.4 million in 2003.

          On December 8, 2003, President Bush signed into law a bill that expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. Regulations governing the Medical Prescription drug benefit and other key elements of the Medicare Modernization Act were released by the Department of Health and Human Services Centers for Medicare and Medicaid Services on January 21, 2005. OxyVinyls has determined that its retiree healthcare plans will qualify OxyVinyls for a federal subsidy available on benefits provided to plan participants which meet certain actuarial equivalence requirements. The $.5 million reduction in the Accumulated Postretirement Benefit Obligation due to the expected future subsidy has been treated as an actuarial experience gain which will be amortized to expense in future years through a decrease in the amortization of the unrecognized net loss, in accordance with FSP No. 106-2. The annual reduction in OxyVinyls' other postretirement benefits expense due to the subsidy is expected to be approximately $.1 million.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(12) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS - (continued)

     Obligations and Funded Status -

          OxyVinyls uses a measurement date of December 31 for postretirement benefit plans.

For years ended December 31, (in thousands)          2005       2004
-------------------------------------------        --------   --------
Changes in benefit obligation:
Benefit obligation - beginning of year             $ 32,819   $ 29,348
Service cost - benefits earned during the period        881        822
Interest cost on projected benefit obligation         1,792      1,729
Actuarial loss                                        1,531      2,099
Benefits paid                                        (1,172)    (1,179)
                                                   --------   --------
Benefit obligation - end of year                   $ 35,851   $ 32,819
                                                   ========   ========
Funded status:
Unfunded obligation                                $(35,851)  $(32,819)
Unrecognized net loss                                11,229     10,373
                                                   --------   --------
Net amount recognized                              $(24,622)  $(22,446)
                                                   ========   ========
Accrued benefit liability                          $(24,622)  $(22,446)
                                                   --------   --------
Net amount recognized                              $(24,622)  $(22,446)
                                                   ========   ========

     Components of Net Periodic Benefit Cost -

For the years ended December 31, (in thousands)     2005     2004
-----------------------------------------------    ------   ------
Net periodic benefit cost:
Service cost-benefits earned during the period     $  881   $  822
Interest cost on benefit obligation                 1,792    1,729
Recognized actuarial loss                             675      590
                                                   ------   ------
Net periodic benefit cost                          $3,348   $3,141
                                                   ======   ======

     Additional information -

          OxyVinyls' postretirement benefit plan obligations are determined based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.

          The following table sets forth the discount rates used to determine OxyVinyls' benefit obligation and net periodic benefit cost for postretirement benefit plans:

For the years ended December 31,   2005   2004
--------------------------------   ----   ----
Discount rates:
Benefit obligation                 5.33%  5.50%
Net period benefit cost            5.50%  6.00%

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(12) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS - (continued)

          The postretirement benefit obligation was determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and healthcare cost trend rates projected at a Consumer Price Index ("CPI") increase of three percent as of December 31, 2005 and 2004. Participants pay for all medical cost increases in excess of increases in the CPI. Consequently, increases in the assumed healthcare cost trend rates would have no impact on the postretirement benefit obligation at December 31, 2005 and 2004.

          Estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

For the years ended December 31, (in thousands):

2006        $ 1,400
2007          1,600
2008          1,800
2009          2,000
2010          2,200
2011-2015    13,500

          In addition, postemployment and Canadian postretirement healthcare obligations were $4.8 million and $2.1 million at December 31, 2005 and 2004, respectively.

(13) INCOME TAXES -

          Deferred foreign income taxes reflect the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Deferred foreign income taxes were as follows:

For the years ended December 31, (in millions):

Tax effects of temporary differences:    2005     2004
-------------------------------------   ------   -----
Net operating losses                    $  9.7   $ 4.1
PP&E differences                           4.1      --
All other differences                      3.6      --
                                        ------   -----
   Total deferred tax assets            $ 17.4   $ 4.1
                                        ------   -----
PP&E differences                        $   --   $(2.1)
All other differences                       --     1.1
                                        ------   -----
   Total deferred tax liabilities       $   --   $(1.1)
                                        ------   -----
Valuation allowance                     $(17.4)  $(3.0)
                                        ------   -----
Total deferred taxes                    $   --   $  --
                                        ======   =====

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(13) INCOME TAXES - (continued)

          At December 31, 2005 and 2004, OxyVinyls had Canadian federal and provincial net operating loss carryforwards of approximately $24.9 million and $12.0 million, respectively. The temporary differences resulting in deferred foreign income tax assets are primarily related to property, plant and equipment with the exception of $6.1 million recorded in 2005 related to the shutdown of the Scotford plant.

          The current provision/(benefit) for income tax was $2.9 million, with no deferred provision/(benefit), for the year ended December 31, 2005; $1.9 million and $(3.1) million, respectively, for the year ended December 31, 2004; and $1.4 million and $.3 million, net of $(.5) million included in cumulative effect of accounting change, respectively, for the year ended December 31, 2003.

          OxyVinyls is subject to audit by taxing authorities in various tax jurisdictions. Management believes that any resulting adjustments to OxyVinyls' tax liabilities would not have a material adverse impact on its financial position or results of operations.

(14) RELATED PARTY TRANSACTIONS -

          OxyVinyls sells PVC to PolyOne under the terms of a sales agreement that expires on December 31, 2013. The agreement requires PolyOne and its majority affiliates to purchase their annual PVC requirements in North America in excess of 290 million pounds from OxyVinyls. For the first 880 million pounds of PVC supplied in any calendar year, PolyOne will pay a price based upon cost and other market considerations. PolyOne will purchase all volumes over 880 million pounds in any calendar year at a competitive market price.

          OxyVinyls sells VCM to OCC and PolyOne under the terms of separate sales agreements that expire on December 31, 2013. The agreements require that OCC and PolyOne purchase all of their VCM requirements for production of PVC in North America from OxyVinyls at market price. Under the terms of the agreements, PolyOne and OCC receive an integration credit on the first 210 million and 215 million pounds purchased in any year, respectively, to compensate for surrendered purchasing power on major feedstocks. Additionally, under the terms of a new agreement entered into in 2005 that expires on December 31, 2007, OxyVinyls sells a limited quantity of VCM to OCC.

          OxyVinyls' sales of VCM to OCC under the terms of these agreements were approximately $1.7 million, $54.6 million and $40.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. OxyVinyls' sales of PVC and VCM to PolyOne under the terms of these agreements were approximately $368 million, $273 million and $227 million for the years ended December 31, 2005, 2004 and 2003, respectively.

          OxyVinyls sells chlor-alkali and other specialty products to OCC under the terms of a sales agreement that expires on December 31, 2013. This agreement requires OCC to purchase at a market-related price all of these products produced by OxyVinyls that are not required for its internal uses. This agreement further requires OxyVinyls to pay OCC a fee for marketing excess chlor-alkali products to third parties. OxyVinyls sold $179.1 million, $107.5 million and $104.6 million of chlor-alkali and specialty products to OCC during the years ended December 31, 2005, 2004 and 2003, respectively. OxyVinyls paid a marketing fee of $13.0 million, $13.4 million and $13.8 million to OCC during the years ended December 31, 2005, 2004 and 2003, respectively.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(14) RELATED PARTY TRANSACTIONS - (continued)

          OxyVinyls purchases ethylene from Equistar Chemicals LP ("Equistar"), an affiliate of Lyondell Chemical Corporation, an equity investee of OPC, under the terms of an agreement. The original agreement, in place from 2000 through 2003, required that OxyVinyls purchase ethylene at market price. During 2000, 250 million pounds were purchased and 200 million pounds were purchased in each of the years 2001 through 2003 for the LaPorte VCM facility. This agreement expired December 31, 2003. Under the terms of a new agreement, OxyVinyls purchases ethylene for the Deer Park VCM facility and the LaPorte VCM facility at Equistar's weighted average selling price, as defined in the new agreement. The new agreement expires on December 31, 2013. OxyVinyls purchased $286.5 million, $223.3 million and $186.0 million of ethylene from Equistar under the terms of these agreements during the years ended December 31, 2005, 2004 and 2003, respectively. In addition, OxyMar purchased ethylene of $338.2 million and $335.1 million from Equistar during the years ended December 31, 2005 and 2004 and $184.5 million during the period from April 1, 2003 to December 31, 2003, under terms of OCC's agreement with Equistar.

          OxyVinyls purchases chlorine from Sunbelt Chlor Alkali Partnership, an equity investee of PolyOne ("Sunbelt"), under the terms of an agreement that expires on December 31, 2094. This agreement requires OxyVinyls to purchase at a market-related price, less a discount, all chlorine produced by Sunbelt at its chlorine manufacturing facility in McIntosh, Alabama, up to a maximum of 250 thousand tons per year. OxyVinyls purchased $76.6 million, $61.1 million and $52.7 million of chlorine from Sunbelt under the terms of this agreement during the years ended December 31, 2005, 2004 and 2003, respectively.

          OxyVinyls purchases VCM from OxyMar under the terms of a VCM purchase agreement that is in effect until such time as OPC, either directly or through its affiliates, ceases to own an equity interest in OxyMar. The agreement requires OxyVinyls to purchase a minimum of 700 million of the first 1.1 billion pounds of VCM produced and 530 million pounds of the next 1 billion pounds produced by OxyMar each year at market prices. Total purchases under this agreement were $99.9 million for the three months ended March 31, 2003. With the consolidation of OxyMar, purchases after April 1, 2003 were treated as intercompany transactions and eliminated in consolidation.

          Pursuant to raw material purchase agreements, OxyMar purchases substantially all of its principal raw materials at approximate market prices from OCC. Total chlorine purchased from OCC in 2005, 2004, and the nine months ended December 31, 2003 was $230.7 million, $175.0 million and $99.9 million, respectively.

          OCC is engaged, under the terms of an operating agreement, to operate and maintain OxyMar's manufacturing facility, the cost of which is reimbursed to OCC by OxyMar. OxyMar also reimburses OCC for steam, electricity, natural gas and other raw materials, along with other operating costs.

OxyMar operating and raw materials costs (in millions):

For the year ended December 31, 2005          $83.0
For the year ended December 31, 2004          $69.3
For the nine months ended December 31, 2003   $44.7

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(14) RELATED PARTY TRANSACTIONS - (continued)

          OxyVinyls incurs costs charged by OCC and PolyOne under the terms of various service and shared facilities agreements. These agreements are in effect generally so long as services continue to be provided between parties and/or facilities continue to be shared. Under the provisions of these agreements, OxyVinyls receives from and makes payments to PolyOne and OCC for shared facilities at Louisville, Kentucky, Pedricktown, New Jersey and Pasadena, Texas. In some cases, the agreements contain renewal options at negotiated prices. The net amounts of these costs were approximately $.6 million, $.6 million and $.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. Additionally, OxyVinyls incurred the following costs payable to OCC and PolyOne (in millions):

                                                  OCC    PolyOne
                                                 -----   -------
Administrative and other support services:
   For the year ended December 31, 2005          $20.7     $1.7
   For the year ended December 31, 2004           21.5      1.8
   For the year ended December 31, 2003           25.9      2.2

OxyMar support and services fee:
   For the year ended December 31, 2005          $ 5.0     $ --
   For the year ended December 31, 2004            5.0       --
   For the nine months ended December 31, 2003     3.7       --

Net railcar rent expense (income):
   For the year ended December 31, 2005          $ 3.1     $ --
   For the year ended December 31, 2004            3.1       --
   For the year ended December 31, 2003            3.1       --

          OxyVinyls had a net payable to OCC of $47.8 million as of December 31, 2005 and a net payable to OCC of $51.9 million as of December 31, 2004.

          OxyVinyls had a net receivable from PolyOne of $28.0 million as of December 31, 2005. OxyVinyls had a net payable to PolyOne of $1.0 million as of December 31, 2004. The amounts due to PolyOne do not include trade receivables of $23.8 million payable to ORC by PolyOne as of December 31, 2004. (See Notes 1 and 4.)

(15) WRITE-OFF OF DEER PARK, TEXAS FACILITY -

          In December 2001, OxyVinyls announced the temporary idling of its Deer Park, Texas chlor-alkali plant due to low industry capacity utilization and low product market selling prices. The plant had been maintained in a stand-by mode pending strengthening in overall economic conditions. During the third quarter of 2005, OxyVinyls reviewed all of its chemical assets and decided to close its least competitive plants and upgrade certain remaining operations. As a result of this review, OxyVinyls recorded an $84.9 million write-off of the remaining asset value of the chlor-alkali facility and a $7.6 million impairment write-down for an associated dry caustic process. In addition, $3.1 million in dedicated stores and other assets associated with the idled facility were written off. (See Note 6.)

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


(16) PERMANENT SHUTDOWN OF SCOTFORD, ALBERTA PLANT -

          On December 2, 2005, OxyVinyls formally announced that the OxyVinyls PVC plant in Scotford, Alberta would close at the end of January 2006. The decision to shut down the facility was made due to the announced closure of the main raw materials supplier of the Scotford facility. OxyVinyls incurred expenses totaling $6.1 million related to the shutdown. These expenses included $4.1 million under OxyVinyls' severance pay plan, $1.4 million in postretirement healthcare expenses and $.6 million for contract termination costs. (See Note 6.)

(17) VALUATION AND QUALIFYING ACCOUNTS -

          Severance expense of $.3 million, $.6 million and $6.1 million was recorded for the years ended December 31, 2005, 2004 and 2003, respectively, for cost reduction and restructuring programs, and these expenses are reflected as selling, general and administrative and other operating expenses. Additional severance expense of $4.1 million was recorded during 2005 for the Scotford plant shutdown, and is reflected as restructuring and asset writedowns in the income statement.

          The following table presents the activity of certain valuation and qualifying accounts for the years ended December 31, 2005, 2004 and 2003 (in millions):

                                       Balance at                                          Balance at
                                        Beginning   Charged to                               End of
                                        of Period     Expense    Deductions   Adjustment     Period
                                       ----------   ----------   ----------   ----------   ----------
For the year ended December 31, 2005
   Allowance for doubtful accounts        $ --         $  --      $(.2)        $2.1(b)        $ 1.9
   Severance and other obligations        $ .3         $ 4.4      $(.5)(a)     $ --           $ 4.2
   Deferred tax valuation allowance       $3.0         $14.4      $ --         $ --           $17.4

For the year ended December 31, 2004
   Allowance for doubtful accounts        $ --         $ 1.0      $ --         $(1.0)(b)      $  --
   Severance and other obligations        $3.8         $  .6      $(4.1)(a)    $ --           $  .3
   Deferred tax valuation allowance       $ --         $ 3.0      $ --         $ --           $ 3.0

For the year ended December 31, 2003
   Allowance for doubtful accounts        $ --         $  --      $(1.1)       $1.1(b)        $  --
   Severance and other obligations        $3.3         $ 6.1      $(5.6)(a)    $ --           $ 3.8
   Deferred tax valuation allowance       $ --         $  --      $ --         $ --           $  --

(a) Payments under the Partnership's plan for termination and relocation of certain employees

(b)  Allowance balance transferred to/from ORC, net